UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number: 1-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).      ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                               .

On July 21, 2004, Husky Energy Inc. issued a press release announcing the earnings for the three-month period ended June 30, 2004. The press release is attached hereto as Exhibit A.

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	“J.D. GIRGULIS”
James D. Girgulis
Vice President, Legal & Corporate Secretary

Date: July 21, 2004

QUARTERLY REPORT FOR THE PERIOD ENDED JUNE 30, 2004

HUSKY ENERGY REPORTS 2004 SECOND QUARTER RESULTS

Calgary, Alberta — Husky Energy Inc. reported net earnings of $239 million or $0.54 per share (diluted) in the second quarter of 2004, compared with net earnings of $441 million or $1.09 per share (diluted) in the second quarter of 2003. Included in earnings of the second quarter of 2003 are tax rate changes of $161 million or $0.38 per share and a net gain of $66 million or $0.16 per share on U.S. denominated debt translation. Cash flow from operations was $588 million or $1.37 per share (diluted) in the second quarter of 2004, compared with $540 million or $1.27 per share (diluted) in the second quarter of 2003.

	Second Quarter
($ millions) (loss/(gain)	2004	2003
Net earnings	$239	$441
Tax rate changes	—	(161)
Net U.S. denominated debt translation	8	(66)

	$247	$214

Production in the second quarter of 2004 rose five percent to 326,400 barrels of oil equivalent a day, compared with 310,600 barrels of oil equivalent a day in the second quarter of 2003. Total crude oil and natural gas liquids production was 212,200 barrels per day, compared with 209,000 barrels per day in the second quarter of 2003. Natural gas production was 685.4 million cubic feet per day, compared with 609.4 million cubic feet per day in the same period last year.

During the second quarter of 2004, Husky made progress on several initiatives. Husky received Alberta Energy and Utilities Board approval for the Tucker oil sands project and will proceed with the Tucker Project, which is expected to achieve a peak production rate of 30,000 to 35,000 barrels of oil per day. The acquisition of Temple Exploration Inc. will add approximately 4,400 barrels of oil equivalent per day for the remainder of 2004 and undeveloped gas prospects in northwestern Alberta. The White Rose FPSO (“Floating Production, Storage and Offloading”) arrived at Marystown, Newfoundland in April 2004 for topside module integration. Husky received submissions from more than 40 interested parties in response to the Company’s invitation for expressions of interest to evaluate the possibilities of developing the White Rose natural gas.

“Husky continues to develop its portfolio of assets and improve its operating performance,” said Mr. John C.S. Lau, President & Chief Executive Officer, Husky Energy Inc. “Solid progress is being made on the White Rose project on Canada’s East Coast and on the Tucker oil sands project in northern Alberta. We will continue to work on acquisition opportunities and financial restructuring of our midstream assets.”

Husky’s net earnings for the first six months of 2004 were $502 million or $1.14 per share (diluted), compared with $849 million or $2.10 per share (diluted) for the same period in 2003. Cash flow from operations for the first six months of 2004 was $1,171 million or $2.72 per share (diluted), compared with $1,287 million or $3.03 per share (diluted) for the same period of 2003. Operating results were influenced by stronger upstream volumes offset by slightly lower upstream net prices and the impact of hedging. Husky’s operational results were $479 million before foreign exchange losses on U.S. denominated debt translation and tax rate changes in the first half of 2004, compared to $530 million before foreign exchange gains on U.S. debt and tax rate changes in the first half of 2003.

Production in the first six months of 2004 was 325,400 barrels of oil equivalent a day, compared with 311,300 barrels of oil equivalent per day in the same period in 2003. Total crude oil and natural gas liquids production was 212,100 barrels per day, compared with 211,300 barrels per day in the first six months of 2003. Natural gas production was 679.5 million cubic feet per day, compared with 600.4 million cubic feet per day in the same period last year.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  2

Management’s Discussion and Analysis July 21, 2004

Management’s Discussion and Analysis is the Company’s explanation of its financial performance for the period covered by the unaudited financial statements along with an analysis of the Company’s financial position and prospects. It should be read in conjunction with the unaudited Consolidated Financial Statements for the six months ended June 30, 2004 in this Interim Report and the audited Consolidated Financial Statements, Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2003 filed March 18, 2004 on SEDAR at www.sedar.com. The unaudited Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. All dollar amounts are in millions of Canadian dollars, unless otherwise indicated. All comparisons refer to the second quarter of 2004 compared with the second quarter of 2003 and the first six months of 2004 compared with the first six months of 2003, unless otherwise indicated. The calculations of barrels of oil equivalent (“boe”) and thousand cubic feet of gas equivalent (“mcfge”) are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil. Unless otherwise indicated, all production volumes quoted are gross, which represent the Company’s working interest share before royalties, and prices quoted are those realized by the Company, which include the effect of hedging gains and losses. Crude oil has been classified as the following: light crude oil has an API gravity of 30 degrees or more; medium crude oil has an API gravity of 21 degrees or more and less than 30 degrees; heavy crude oil has an API gravity of less than 21 degrees.

Management’s Discussion and Analysis contains the term “cash flow from operations”, which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with generally accepted accounting principles as an indicator of the Company’s financial performance. The Company’s determination of cash flow from operations may not be comparable to that reported by other companies. Cash flow from operations generated by each business segment represents a measurement of financial performance for which each reporting business segment is responsible. The items reported under the caption “Corporate and eliminations” are required to reconcile to the consolidated total and are considered to be corporate in nature.

Certain of the statements set forth under “Management’s Discussion and Analysis” and elsewhere in this Interim Report, including statements which may contain words such as “could”, “expect”, “believe”, “will” and similar expressions and statements relating to matters that are not historical facts, are forward-looking and are based upon the Company’s current belief as to the outcome and timing of such future events. There are numerous risks and uncertainties that can affect the outcome and timing of such events, including many factors beyond the control of the Company. These factors include, but are not limited to, the matters described under the heading “Business Environment”. Should one or more of these events occur, or should any of the underlying assumptions prove incorrect, the Company’s actual results and plans for 2004 and beyond could differ materially from those expressed in the forward-looking statements. The Company does not undertake to update, revise or correct any of the forward-looking information. Such forward-looking statements should be read in conjunction with the Company’s disclosures under the heading: “CAUTIONARY STATEMENT FOR THE PURPOSES OF THE ‘SAFE HARBOR’ PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995”. Refer to the section “Forward-looking Statements”.

Highlights

Financial Summary (1)

	Three months ended
	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30
	2004	2004	2003	2003	2003	2003	2002	2002
Sales and operating revenues, net of royalties	$2,306	$2,086	$1,800	$1,871	$1,769	$2,218	$1,697	$1,669
Cash flow from operations	588	583	568	604	540	747	635	590
Segmented earnings
Upstream	$204	$236	$169	$215	$374	$309	$209	$207
Midstream	53	60	46	41	49	49	48	27
Refined Products	21	5	6	22	3	1	(1)	16
Corporate and eliminations	(39)	(38)	15	(29)	15	49	(15)	(76)

Net earnings	$239	$263	$236	$249	$441	$408	$241	$174

Per share — Basic	$0.54	$0.60	$0.60	$0.56	$1.09	$1.01	$0.57	$0.38
— Diluted	0.54	0.60	0.60	0.56	1.09	1.01	0.57	0.38
Dividends declared per common share	0.12	0.10	0.10	0.10	0.09	0.09	0.09	0.09
Special dividend per common share	—	—	—	1.00	—	—	—	—
Return on equity (2) (percent)	16.1	20.5	24.1	25.2	23.6	21.7	16.9	13.1
Return on average capital employed (2) (percent)	12.6	15.9	18.1	18.5	17.6	15.8	12.3	9.7

(1)	2003 and 2002 amounts as restated. Refer to note 3 to the consolidated financial statements.

(2)	Calculated for the twelve months ended for the periods shown.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  3

Production, before Royalties

	Three months ended
	June 30	March 31	Dec. 31	Sept. 30	June 30
	2004	2004	2003	2003	2003
Crude oil & NGL (mbbls/day)
Western Canada
Light crude oil & NGL	32.9	32.9	34.7	30.3	31.4
Medium crude oil	35.6	36.1	37.9	38.2	39.4
Heavy crude oil	107.4	105.6	107.8	99.2	94.7

	175.9	174.6	180.4	167.7	165.5
East Coast Canada
Terra Nova — light crude oil	15.7	17.6	17.8	14.6	19.0
China
Wenchang — light crude oil	20.6	19.9	19.5	20.3	24.5

	212.2	212.1	217.7	202.6	209.0

Natural gas (mmcf/day)	685.4	673.6	655.7	585.7	609.4

Total (mboe/day)	326.4	324.4	327.0	300.2	310.6

Second Quarter of 2004 Compared with the First Quarter of 2004

Total production from Husky’s properties in Western Canada in the second quarter of 2004 averaged 290.1 mboe per day, up one percent from the 286.9 mboe per day in the first quarter of 2004.

Natural gas production was up two percent from first quarter of 2004 levels, averaging 685.4 mmcf per day. The increase in natural gas production related to the addition of 51 mmcf per day from new natural gas wells partially offset by natural reservoir declines.

Total crude oil and NGL production in Western Canada in the second quarter of 2004 was 175.9 mbbls per day, up one percent from 174.6 mbbls per day in the previous quarter. The higher crude oil production during the second quarter of 2004 was due to additional primary production, the continued expansion of the Bolney/Celtic thermal project and recovery of productive capacity that was down in the first quarter of 2004 due to adverse weather conditions partially offset by natural reservoir declines.

Husky’s share of production from the Terra Nova oil field averaged 15.7 mbbls of oil per day in the second quarter of 2004, down 11 percent from 17.6 mbbls per day in the previous quarter. The lower production in the second quarter of 2004 was due primarily to down-time in April and May to undertake repairs.

In the South China Sea, Husky’s share of production from the Wenchang oil field averaged 20.6 mbbls of oil per day during the second quarter of 2004, up four percent from 19.9 mbbls per day in the previous quarter.

Exploration

Western Canada

During the second quarter of 2004, 17 net exploration wells were drilled in the Western Canada Sedimentary Basin, resulting in five net oil completions and 11 net natural gas completions.

Wildcat exploration during the second quarter was restricted to the foothills and deep basin areas of western Alberta due to spring surface restrictions in other areas. During the second quarter one net natural gas well was completed and at June 30 three net wells were drilling in the deep basin.

South China Sea

During the second quarter of 2004, the Changchang 12-1-1 deep-water exploratory test well located on Block 40-30 was plugged and abandoned without testing. The data acquired from the well will be incorporated in further developing the geological character of this portion of the basin.

Corporate Acquisition

On June 18, 2004, Husky agreed to acquire all of the issued and outstanding shares of Temple Exploration Inc. (“Temple”) for a cash purchase price of $101.5 million. In addition, Husky will

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  4

assume a working capital deficiency of $13.5 million. The purchase closed on July 15, 2004. Temple’s estimated production is approximately 4,400 boe per day before royalties for the remainder of 2004 and is located in the Alberta deep basin near Grande Prairie and at Inga approximately 65 kilometres northwest of Fort St. John, British Columbia. Temple also has a land position with both exploration and development opportunities, which has the potential to add production and reserves.

Major Projects

Shackleton/Lacadena

During the second quarter of 2004, five natural gas development wells were brought on stream bringing the total number of producing wells to 230. Current plans call for an additional 30 wells to be drilled and 45 wells to be tied-in by the fourth quarter of 2004. Husky plans to increase compression in the third quarter of 2004 to a total capacity of 60 mmcf per day.

Thermal Projects

A battery expansion at the Bolney/Celtic thermal project was commissioned and brought on stream during the second quarter. Husky’s thermal operations at Bolney/Celtic and Pikes Peak averaged 19.1 mbbls per day during the second quarter of 2004, up five percent from the previous quarter.

Oil Sands

Tucker, Alberta

The Company announced project sanction of the Tucker oil sands project, which is expected to achieve a production rate of 30,000 to 35,000 bbls per day. Construction is scheduled for completion in 2006, with commissioning planned for the third quarter of that year.

Sunrise, Alberta

During the second quarter, the stratigraphic drilling program at the Sunrise oil sands project was completed and analysis of the data is currently nearing completion. With the pending completion of the Environmental Impact Assessment study, Husky expects to submit a commercial application to the Government of Alberta in the third quarter of 2004.

White Rose

Since the arrival of the SeaRose FPSO in Marystown, Newfoundland, activity has focussed on the installation of the various topside modules. The heavy lift process began in June with the first four of 16 lifts completed. Integration of the topside modules will continue over the next few months.

At the White Rose oil field, components of the vessel mooring system were installed during the second quarter. During the remainder of the summer the subsea production facilities and flowlines will be installed. Two water injection wells were completed during the second quarter and the first production well is on schedule to be completed and tested during the third quarter of 2004. The project timing for first oil remains unchanged at late 2005 or early 2006.

Husky Lloydminster Upgrader

A major debottleneck program is underway at the Husky Lloydminster Upgrader. This program is expected to increase the throughput capacity of the plant from 77,000 barrels per stream day to 82,000 barrels per stream day of synthetic crude oil and diluent. Nine projects have been identified of which six are underway. The full scope of the debottlenecking program is expected to be completed within the next two years. Engineering studies to identify further debottleneck opportunities are continuing.

Lloydminster Ethanol Plant

During the second quarter of 2004 the Lloydminster ethanol plant progressed with detailed engineering to establish cost, schedule and execution plans. The project received environmental approval from the Saskatchewan Government. The 130 million litre per year plant is expected to commence production by the end of 2005.

Prince George Refinery

During the second quarter of 2004 the clean fuel project at the refinery in Prince George, British Columbia progressed to the construction phase. The upgrade will increase processing capacity by 10 percent and allow the refinery to produce low sulphur gasoline and diesel fuels that meet the Government of Canada’s new fuel specifications. Construction is expected to be completed and the plant on stream by the end of 2005.

The Prince George refinery produces a full slate of light refined petroleum products and has a current design rate capacity of 10,000 barrels per day which has been consistently exceeded.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  5

Production versus 2004 Forecast

	Six months
	ended
	June 30	Forecast
	2004	2004
Crude oil & NGL (mbbls/day)
Light crude oil & NGL	69.8	67-76
Medium crude oil	35.8	35-40
Heavy crude oil	106.5	105-115

	212.1	207-231
Natural gas (mmcf/day)	679.5	670-710
Total barrels of oil equivalent (mboe/day)	325.4	320-350

BUSINESS ENVIRONMENT

Husky’s financial results are significantly influenced by its business environment. Risks include, but are not limited to:

•	Crude oil and natural gas prices

•	Cost to find, develop, produce and deliver crude oil and natural gas

•	Demand for and ability to deliver natural gas

•	The exchange rate between the Canadian and U.S. dollars

•	Refined petroleum products margins

•	Demand for Husky’s pipeline capacity

•	Demand for refined petroleum products

•	Government regulations

•	Cost of capital

Average Benchmark Prices and U.S. Exchange Rate

	Three months ended
	June 30	March 31	Dec. 31	Sept. 30	June 30
	2004	2004	2003	2003	2003
WTI (1) (U.S. $/bbl)	$38.32	$35.15	$31.18	$30.20	$28.91
Canadian par light crude 0.3% sulphur ($/bbl)	50.99	46.00	39.95	41.33	41.58
NYMEX (U.S. $/mmbtu)	5.97	5.69	4.58	4.97	5.39
NOVA Inventory Transfer ($/GJ)	6.45	6.26	5.30	5.97	6.63
WTI/Lloyd blend differential (U.S. $/bbl)	11.82	10.12	10.37	8.73	6.98
U.S./Canadian dollar exchange rate (U.S. $)	0.736	0.759	0.760	0.725	0.716

(1)	Prices quoted are near-month contract prices for settlement during the next month.

Commodity Price Risk

Crude Oil

The average price for West Texas Intermediate crude oil (“WTI”) was 33 percent higher during the second quarter of 2004 compared with the same period in 2003. The impact of the higher price was partially offset by the effect of the lower rate of exchange from U.S. to Canadian dollars. The effect of the Cdn./U.S. dollar exchange rate fluctuation is explained in more detail in the section entitled “Foreign Exchange Risk” in this report.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  6

During the second quarter of 2004 WTI prices averaged between U.S. $9 - $10/bbl higher than in the second quarter of 2003. The continued strong demand in the United States for motor fuel, increasing demand in China and continued uncertainty in Iraq and certain other oil producing countries supported the higher oil prices. Notwithstanding higher OPEC production, the potential for price spikes resulting from political instability in the Middle East is high, especially in light of lower world crude oil inventories and limited surplus productive capacity.

During the second quarter of 2004 heavy crude oil differentials averaged U.S. $11.82/bbl for WTI/Lloyd blend compared with U.S. $6.98/bbl during the same period a year earlier. The wider differential tends to reduce Husky’s overall financial results as the Company’s crude oil production is weighted toward heavier gravity crudes. In periods of wider differentials, Husky’s heavy oil upgrader partially offsets the impact of lower heavy crude prices due to the wider differentials.

WTI and Husky Average Crude Oil Prices

($/bbl)

Natural Gas

The price of natural gas in North America is affected by regional supply and demand factors, particularly those affecting the United States such as weather conditions, pipeline delivery capacity, the availability of alternative sources of less costly energy supply such as fuel oil and coal, natural gas inventory levels and general industry activity levels. Periodic imbalances between supply and demand for natural gas are common and result in volatile pricing. The price of natural gas, unlike crude oil, is not subject to the influence of an organization such as OPEC.

The average NYMEX natural gas price during the second quarter of 2004 was substantially the same as in the second quarter of 2003.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  7

NYMEX Natural Gas, NIT Natural Gas and Husky Average Natural Gas Prices

Foreign Exchange Risk

Husky’s results are affected by the exchange rate between the Canadian and U.S. dollars. The majority of Husky’s revenues are received in U.S. dollars or from the sale of oil and gas commodities that receive prices determined by reference to U.S. dollar benchmark prices. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities and, correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities. The majority of Husky’s expenditures are in Canadian dollars. In addition, a change in the value of the Canadian dollar against the U.S. dollar will result in an increase or decrease in Husky’s U.S. dollar denominated debt, as expressed in Canadian dollars. The gain or loss from translation of U.S. dollar denominated monetary items is evident in the Consolidated Statements of Earnings opposite the caption “Foreign exchange”. The effect of foreign exchange on U.S. dollar denominated monetary items is, somewhat, offset through increases or decreases in commodity prices due to currency fluctuations which are embedded within “Sales and operating revenues”. At June 30, 2004, 84 percent or $1.6 billion of Husky’s long-term debt, excluding U.S. $225 million of capital securities, was denominated in U.S. dollars. The Cdn./U.S. exchange rate at the end of the second quarter of 2004 was $1.34. The percentage of Husky’s long-term debt excluding capital securities exposed to the Cdn./U.S. exchange rate fluctuation decreases to 63 percent when the effect of the cross currency swaps is included. Refer to “Financial and Derivative Instruments” in this Management’s Discussion and Analysis.

Interest Rate Risk

The Company maintains a portion of its debt in floating rate facilities which are exposed to interest rate fluctuations. The Company will occasionally fix its floating rate debt or create a variable rate for its fixed rate debt using derivative financial instruments. Refer to “Financial and Derivative Instruments” in this Management’s Discussion and Analysis.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  8

SENSITIVITY ANALYSIS

The following table is indicative of the relative effect on net earnings and pre-tax cash flow from operations of changes in certain key variables. The analysis is based on business conditions and production volumes during the second quarter of 2004. Each separate item in the sensitivity analysis shows the effect of an increase in that variable only; all other variables are held constant. While these sensitivities are applicable for the period and magnitude of changes on which they are based, they may not be applicable in other periods, under other economic circumstances or greater magnitudes of change.

Sensitivity Analysis

		Effect on Pre-tax
Item	Increase	Cash Flow from Operations		Effect on Net Earnings
		($ millions)	($/share) (4)	($ millions)	($/share) (4)
WTI benchmark crude oil price
Excluding commodity hedges	U.S. $1.00/bbl	92	0.22	63	0.15
Including commodity hedges	U.S. $1.00/bbl	50	0.12	33	0.08
NYMEX benchmark natural gas price (1)
Excluding commodity hedges	U.S. $0.20/mmbtu	41	0.10	27	0.06
Including commodity hedges	U.S. $0.20/mmbtu	40	0.09	26	0.06
Light/heavy crude oil differential (2)	Cdn. $1.00/bbl	(33)	(0.08)	(23)	(0.05)
Light oil margins	Cdn. $0.005/litre	15	0.04	10	0.02
Asphalt margins	Cdn. $1.00/bbl	9	0.02	6	0.01
Exchange rate (U.S. $ / Cdn. $) (3)
Including commodity hedges	U.S. $0.01	(58)	(0.14)	(41)	(0.10)

(1)	Includes decrease in earnings related to natural gas consumption.

(2)	Includes impact of upstream and upgrading operations only.

(3)	Assumes no foreign exchange gains or losses on U.S. dollar denominated long-term debt and other monetary items. The impact of the Canadian dollar strengthening by U.S. $0.01 would be an increase of $13 million in net earnings based on June 30, 2004 U.S. dollar denominated debt levels.

(4)	Based on June 30, 2004 common shares outstanding of 423.6 million.

Results of Operations

UPSTREAM

Earnings and Production

Upstream Earnings Summary (1)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Gross revenues	$1,097	$891	$2,110	$2,071
Royalties	182	137	340	337
Hedging	115	(6)	189	10

Net revenues	800	760	1,581	1,724
Operating and administrative expenses	240	216	465	443
Depletion, depreciation and amortization (“DD&A”)	262	214	516	437
Income taxes	94	(44)	160	161

Earnings	$204	$374	$440	$683

(1)	2003 amounts as restated. Refer to note 3 to the consolidated financial statements.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  9

Net Revenue Variance Analysis

	Crude oil	Natural
	& NGL	gas	Other	Total
Three months ended June 30, 2003	$516	$228	$16	$760
Price changes	110	54	—	164
Volume changes	(1)	38	—	37
Royalties	(21)	(24)	—	(45)
Hedging	(124)	3	—	(121)
Processing and sulphur	—	—	5	5

Three months ended June 30, 2004	$480	$299	$21	$800

Six months ended June 30, 2003	$1,146	$544	$34	$1,724
Price changes	(8)	(51)	—	(59)
Volume changes	(4)	99	—	95
Royalties	1	(4)	—	(3)
Hedging	(187)	8	—	(179)
Processing and sulphur	—	—	3	3

Six months ended June 30, 2004	$948	$596	$37	$1,581

Lower upstream earnings in the second quarter of 2004 compared with the second quarter of 2003 were primarily the result of the following factors:

•	hedging losses that amounted to $3.97 per boe during the second quarter of 2004 compared with hedging gains of $0.21 per boe in the second quarter of 2003

•	higher royalties due to higher oil and gas prices in the second quarter of 2004

•	unit operating costs that were $0.37 per boe higher. The increase in operating costs was due primarily to higher fluid trucking and natural gas costs

•	higher depletion, depreciation and amortization due to higher production volume and capital base

•	higher income taxes; the recovery of income taxes in the second quarter of 2003 reflected the effect of tax rate reductions recorded in that quarter which were partially offset by:

•	higher crude oil and natural gas prices

•	higher production of heavy crude oil and natural gas

Lower upstream earnings during the first six months of 2004 compared with the same period in 2003 resulted from lower average crude oil and natural gas prices and hedging losses.

Average Prices

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Crude Oil ($/bbl)
Light crude oil & NGL	47.41	35.58	44.60	41.36
Medium crude oil	35.98	30.48	34.46	34.24
Heavy crude oil	27.54	25.13	26.96	29.12
Total average	35.12	29.91	33.77	34.41
Total average after hedging	29.17	30.43	28.77	34.26
Natural Gas ($/mcf)
Average	6.38	5.50	6.22	6.63
Average after hedging	6.37	5.43	6.25	6.59

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  10

Effective Royalty Rates (1)

	Three months ended June 30		Six months ended June 30
Percentage of upstream sales revenues	2004	2003	2004	2003
Crude oil & NGL	13%	12%	13%	13%
Natural gas	23%	23%	22%	26%
Total	17%	16%	16%	16%

(1)	Before commodity hedging.

Production, before Royalties

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Light crude oil & NGL (mbbls/day)	69.2	74.9	69.8	74.6
Medium crude oil (mbbls/day)	35.6	39.4	35.8	40.4
Heavy crude oil (mbbls/day)	107.4	94.7	106.5	96.3

Total crude oil & NGL (mbbls/day)	212.2	209.0	212.1	211.3
Natural gas (mmcf/day)	685.4	609.4	679.5	600.4
Barrels of oil equivalent (6:1) (mboe/day)	326.4	310.6	325.4	311.3

Upstream Revenue Mix (1)

	Three months ended June 30		Six months ended June 30
Percentage of upstream sales revenues, net of royalties	2004	2003	2004	2003
Light crude oil & NGL	28%	29%	28%	29%
Medium crude oil	11%	12%	11%	12%
Heavy crude oil	26%	26%	26%	26%
Natural gas	35%	33%	35%	33%

	100%	100%	100%	100%

(1)	Before commodity hedging.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  11

Operating Netbacks

Western Canada

Light Crude Oil Netbacks (1)

	Three months ended June 30		Six months ended June 30
Per boe	2004	2003	2004	2003
Sales revenues before hedging	$45.82	$38.90	$43.11	$43.11
Royalties	8.83	6.45	7.99	8.25
Operating costs	9.30	9.20	9.07	10.01

Netback	$27.69	$23.25	$26.05	$24.85

Medium Crude Oil Netbacks (1)

	Three months ended June 30		Six months ended June 30
Per boe	2004	2003	2004	2003
Sales revenues before hedging	$35.98	$30.77	$34.51	$34.43
Royalties	6.29	5.28	5.95	6.07
Operating costs	9.66	9.66	9.65	9.41

Netback	$20.03	$15.83	$18.91	$18.95

Heavy Crude Oil Netbacks (1)

	Three months ended June 30		Six months ended June 30
Per boe	2004	2003	2004	2003
Sales revenues before hedging	$27.65	$25.17	$27.09	$29.23
Royalties	3.13	2.42	2.96	3.28
Operating costs	9.24	9.24	9.31	9.65

Netback	$15.28	$13.51	$14.82	$16.30

Natural Gas Netbacks (2)

	Three months ended June 30		Six months ended June 30
Per mcfge	2004	2003	2004	2003
Sales revenues before hedging	$6.36	$5.34	$6.19	$6.52
Royalties	1.51	1.28	1.43	1.56
Operating costs	0.87	0.78	0.83	0.78

Netback	$3.98	$3.28	$3.93	$4.18

Total Western Canada Upstream Netbacks (1)

	Three months ended June 30		Six months ended June 30
Per boe	2004	2003	2004	2003
Sales revenues before hedging	$34.84	$30.14	$33.75	$35.26
Royalties	6.45	5.30	6.06	6.53
Operating costs	7.77	7.57	7.69	7.80

Netback	$20.62	$17.27	$20.00	$20.93

(1)	Includes associated co-products converted to boe.

(2)	Includes associated co-products converted to mcfge.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  12

Terra Nova Crude Oil Netbacks

	Three months ended June 30		Six months ended June 30
Per boe	2004	2003	2004	2003
Sales revenues before hedging	$47.69	$32.16	$45.37	$39.08
Royalties	1.16	0.83	1.12	0.66
Operating costs	2.86	3.09	2.82	3.21

Netback	$43.67	$28.24	$41.43	$35.21

Wenchang Crude Oil Netbacks

	Three months ended June 30		Six months ended June 30
Per boe	2004	2003	2004	2003
Sales revenues before hedging	$48.24	$38.42	$44.77	$43.46
Royalties	4.81	3.03	4.51	3.52
Operating costs	2.02	1.16	2.10	1.62

Netback	$41.41	$34.23	$38.16	$38.32

Total Upstream Segment Netbacks (1)

	Three months ended June 30		Six months ended June 30
Per boe	2004	2003	2004	2003
Sales revenues before hedging	$36.31	$30.92	$35.04	$36.13
Royalties	6.09	4.84	5.71	5.96
Operating costs	7.17	6.80	7.10	7.05

Netback	$23.05	$19.28	$22.23	$23.12

(1)	Includes associated co-products converted to boe.

MIDSTREAM

Earnings

Upgrading Earnings Summary

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Gross margin	$83	$79	$168	$160
Operating costs	53	52	105	110
Other expenses (recoveries)	(1)	(1)	(2)	(2)
DD&A	4	5	9	10
Income taxes	8	(3)	14	4

Earnings	$19	$26	$42	$38

Selected operating data:
Upgrader throughput (1) (mbbls/day)	56.6	74.0	63.4	72.6
Synthetic crude oil sales (mbbls/day)	44.1	66.5	51.1	63.0
Upgrading differential ($/bbl)	$17.10	$12.65	$15.25	$13.21
Unit margin ($/bbl)	$20.76	$13.12	$18.02	$14.04
Unit operating cost (2) ($/bbl)	$10.31	$7.80	$9.12	$8.38

(1)	Throughput includes diluent returned to the field.

(2)	Based on throughput.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  13

Upgrading Earnings Variance Analysis

Three months ended June 30, 2003	$26
Volume	(27)
Margin	31
Operating costs — energy related	3
Operating costs — non-energy related	(4)
DD&A	1
Income taxes	(11)

Three months ended June 30, 2004	$19

Six months ended June 30, 2003	$38
Volume	(29)
Margin	37
Operating costs — energy related	8
Operating costs — non-energy related	(3)
DD&A	1
Income taxes	(10)

Six months ended June 30, 2004	$42

Upgrading earnings decreased in the second quarter of 2004 compared with the second quarter of 2003 primarily due to:

•	lower plant throughput as a result of a scheduled 19-day plant turnaround in April and additional found work that resulted in the plant operating at reduced rates for 11 days in May

•	higher income taxes; the recovery of taxes in the second quarter of 2003 reflected the effect of income tax rate reductions recorded in that quarter which were partially offset by:

•	higher differential between blended heavy crude feedstock and synthetic crude oil. The differential was $4.45/bbl higher during the second quarter of 2004 compared with the second quarter of 2003

Higher upgrading earnings during the first six months of 2004 compared with the same period in 2003 were primarily due to a higher upgrading differential partially offset by higher income taxes and lower plant throughput.

Infrastructure and Marketing Earnings Summary

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Gross margin — pipeline	$23	$16	$42	$33
— other infrastructure and marketing	34	26	77	76

	57	42	119	109
Other expenses	2	3	4	5
DD&A	5	5	10	10
Income taxes	16	11	34	34

Earnings	$34	$23	$71	$60

Selected operating data:
Aggregate pipeline throughput (mbbls/day)	520	480	515	479

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  14

Infrastructure and marketing earnings increased in the second quarter of 2004 compared with the second quarter of 2003 due primarily to:

•	higher heavy crude oil pipeline throughput

•	higher crude oil commodity marketing margins

which were partially offset by:

•	lower cogeneration income

•	lower natural gas commodity marketing margins

Higher infrastructure and marketing earnings during the first six months of 2004 compared with the same period in 2003 resulted primarily from the same factors that affected the second quarter of 2004.

REFINED PRODUCTS

Earnings

Refined Products Earnings Summary (1)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Gross margin — fuel sales	$37	$9	$60	$32
— ancillary sales	7	8	14	14
— asphalt sales	17	12	21	10

	61	29	95	56
Operating and other expenses	18	18	35	36
DD&A	9	7	18	14
Income taxes	13	1	16	2

Earnings	$21	$3	$26	$4

Selected operating data:
Number of fuel outlets			536	568
Light oil sales (million litres/day)	8.5	7.8	8.4	8.1
Light oil sales per outlet (thousand litres/day)	11.2	10.1	11.3	10.4
Prince George refinery throughput (mbbls/day)	10.4	11.0	10.7	10.8
Asphalt sales (mbbls/day)	24.2	20.7	21.3	18.9
Lloydminster refinery throughput (mbbls/day)	26.7	25.4	25.7	25.1

(1)	2003 amounts as restated. Refer to note 3 to the consolidated financial statements.

Refined products earnings increased in the second quarter of 2004 compared with the second quarter of 2003 primarily due to:

•	higher light oil margins

•	higher light oil product sales volume

•	higher asphalt product margins

which were partially offset by:

•	higher income taxes; the lower taxes in the second quarter of 2003 reflected the effect of income tax rate reductions recorded in that quarter

Higher refined products earnings during the first six months of 2004 compared with the same period in 2003 resulted primarily from the same factors that affected the second quarter of 2004.

CORPORATE

Interest Expense

Interest — net, which is total debt charges net of capitalized interest and interest income, was $10 million in the second quarter of 2004 compared with $20 million in the second quarter of 2003. Interest capitalized during the second quarter of 2004 was $18 million compared with $13 million in the same period of 2003 reflecting the higher aggregate capital invested in the White Rose development project in

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  15

the second quarter of 2004. Interest income was $1 million in the second quarter of 2004 compared with $2 million in the same period of 2003. Total interest on short and long-term debt in the second quarter of 2004 was $29 million compared with $35 million in the second quarter of 2003. The decrease in total interest charges in the second quarter of 2004 was due to lower debt levels and lower effective interest rates. The impact of the fixed to floating interest rate swaps in place was a reduction to interest expense of $5 million in the second quarter of 2004 compared with a reduction of $2 million in the second quarter of 2003. Husky’s effective interest rate for the second quarter of 2004 after the effect of interest rate swaps was 5.8 percent compared with 6.9 percent during the second quarter of 2003. Fixed to floating interest rate swaps in place at June 30, 2004 had effectively converted $870 million of fixed rate long-term debt to floating rates.

Foreign Exchange

Foreign exchange losses during the second quarter of 2004 amounted to $5 million compared with a gain of $72 million during the same period in 2003. The various components of foreign exchange are shown in the following table:

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Loss (gain) on translation of U.S. dollar denominated long-term debt long-term debt
Realized	$—	$—	$(2)	$—
Unrealized	18	(126)	37	(250)

	18	(126)	35	(250)
Cross currency swaps	(9)	40	(14)	48
Other losses (gains)	(4)	14	(8)	30

	$5	$(72)	$13	$(172)

U.S./Canadian dollar exchange rates:
At beginning of period	U.S. $0.763	U.S. $0.681	U.S. $0.774	U.S. $0.633
At end of period	U.S. $0.746	U.S. $0.738	U.S. $0.746	U.S. $0.738

Selling and Administration Expenses

Selling and administration expenses totalled $59 million during the second quarter of 2004 compared with $31 million during the second quarter of 2003. The increase in selling and administration expenses was primarily due to Husky amending its stock option plan in the second quarter of 2004; mark to market stock option expense totalling $22 million was charged to earnings.

Income Taxes

Consolidated income taxes were $104 million in the second quarter of 2004 compared with a recovery of $16 million in the second quarter of 2003. On May 11, 2004, Bill 27 — Alberta Corporate Tax Amendment Act, 2004 received royal assent. Bill 27 resulted in Husky recording a non-recurring benefit of $40 million in the first quarter of 2004.

In the second quarter of 2004 current income taxes totalled $59 million and comprised $19 million in respect of the Wenchang oil field operation, $5 million of capital tax and $35 million of Canadian income tax. In the second quarter of 2003 current income taxes totalled $42 million and comprised $22 million for Wenchang, $5 million of capital tax and $15 million of Canadian income tax.

The following table shows the effect of non-recurring benefits for the periods noted:

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Income taxes as reported	$104	$(16)	$182	$236
Bill 27 — Alberta Corporate Tax Amendment Act, 2004	—	—	40	—
Bill C-48 — Canada	—	141	—	141
Bill 41 — Alberta Corporate Tax Amendment Act, 2003	—	20	—	20
Other items	13	—	13	—

Pro forma income taxes	$117	$145	$235	$397

Pro forma effective tax rate	34%	34%	34%	37%

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  16

Asset Retirement Obligations

Effective January 1, 2004 Husky adopted the Canadian Institute of Chartered Accountants (“CICA”) section 3110, “Asset Retirement Obligations”. This new method for accounting for asset retirement obligations requires an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When initially recorded, the liability is added to the related property, plant and equipment, subsequently increasing depletion, depreciation and amortization expense. In addition, the liability is accreted for the change in present value in each period.

Upon adoption of CICA section 3110, the Company adjusted its existing future removal and site restoration liability retroactively with restatement. The cumulative effect resulted in an increase to the asset retirement obligations of $129 million, an increase to related net property, plant and equipment of $164 million, an increase to the future income tax liability of $13 million and an increase to retained earnings of $22 million. During the first six months of 2004 the net increase in asset retirement obligations was $12 million.

Capital Resources

OPERATING ACTIVITIES

In the second quarter of 2004 cash generated by operating activities was $471 million compared with $521 million recorded in the second quarter of 2003. The decrease in cash from operating activities in the second quarter of 2004 was primarily due to an increase in non-cash working capital related to operating activities that was partially offset by higher realized commodity prices, higher production volume, higher upgrading margins and higher refined products margins.

FINANCING ACTIVITIES

In the second quarter of 2004 cash provided by financing activities amounted to $122 million. The cash was provided by the net issuance of debt totalling $178 million and $3 million provided by the exercise of stock options partially offset by dividends of $51 million, debt issue costs of $5 million and change in non-cash working capital of $3 million.

Cash provided from financing activities in the second quarter of 2003 comprised $44 million from monetization of interest swaps and $3 million from exercise of stock options partially offset by $38 million of dividends on common shares and a change of $6 million in non-cash working capital.

During the second quarter of 2004 Husky’s long-term debt balances were increased by the widening of the exchange rate between Canadian and U.S. dollars. This amounted to $18 million at June 30, 2004 compared with a decrease in long-term debt of $126 million from a narrowing of the exchange rate at June 30, 2003.

On June 18, 2004 the Company issued U.S. $300 million of 6.15 percent notes due June 15, 2019. Interest is payable semi-annually on June 15 and December 15. The notes were priced to yield 6.194 percent and are redeemable at the option of the Company at any time subject to a make whole provision. The notes are unsecured and unsubordinated and rank equally with all of Husky’s other unsecured and unsubordinated indebtedness. Net proceeds from the issue were used to repay bank indebtedness. The notes were the second offering of public debt securities in the United States under a shelf prospectus dated June 6, 2002 permitting the issuance of an aggregate principal amount of U.S. $1 billion in notes. This shelf prospectus expired on July 7, 2004. Husky currently plans to file another shelf prospectus in the third quarter that will permit the issuance of an aggregate principal amount of U.S. $1 billion in notes.

INVESTING ACTIVITIES

Cash used in investing activities amounted to $550 million in the second quarter of 2004 compared with $363 million in the second quarter of 2003. Cash invested in the second quarter of 2004 comprised capital expenditures of $453 million and changes in non-cash working capital of $97 million.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  17

CAPITAL EXPENDITURES

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Upstream
Exploration
Western Canada	$56	$56	$204	$185
East Coast Canada	8	3	14	3
International	9	2	11	12

	73	61	229	200

Development
Western Canada	209	129	533	370
East Coast Canada	130	87	206	191
International	4	—	4	—

	343	216	743	561

	416	277	972	761

Midstream
Upgrader	18	6	26	10
Infrastructure and Marketing	4	3	7	5

	22	9	33	15

Refined Products	14	9	24	17
Corporate	6	7	11	9

	$458	$302	$1,040	$802

Capital expenditures exclude capitalized costs related to asset retirement obligations incurred during the period.

Upstream Capital Expenditures

In Western Canada the majority of Husky’s exploration and development expenditures during the first six months of 2004 were directed toward natural gas. Oil related expenditures were focussed primarily on acceleration and optimization. In the Lloydminster heavy oil area, exploration and development capital expenditures totalled $150 million. In the Tucker and Sunrise, Alberta oil sands areas capital expenditures totalled $27 million for preliminary engineering work and stratigraphic testing.

Wells Drilled (1) (2)

		Three months ended June 30				Six months ended June 30
		2004		2003		2004		2003
		Gross	Net	Gross	Net	Gross	Net	Gross	Net
Western Canada
Exploration	Oil	5	5	1	1	13	12	5	4
	Gas	16	11	15	11	124	111	91	81
	Dry	1	1	3	3	29	29	21	20

		22	17	19	15	166	152	117	105

Development	Oil	88	85	67	65	196	180	187	172
	Gas	121	113	67	64	411	388	286	274
	Dry	10	10	6	6	37	34	40	38

		219	208	140	135	644	602	513	484

		241	225	159	150	810	754	630	589

(1)	Excludes stratigraphic test wells.

(2)	Includes non-operated wells.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  18

Midstream Capital Expenditures

Midstream capital expenditures at the Husky Lloydminster Upgrader during the first six months of 2004 amounted to $26 million for debottlenecking work and process improvement projects. Capital expenditures for midstream infrastructure amounted to $7 million.

Refined Products Capital Expenditures

Refined products capital expenditures during the first six months of 2004 amounted to $24 million. Capital expenditures included $11 million for marketing outlet construction and remodelling, $4 million for various upgrading projects at the Husky Lloydminster refinery, $8 million at the Prince George refinery and $1 million at other terminals and plants.

Corporate Capital Expenditures

During the first six months of 2004 capital expenditures for office equipment, computing equipment and premise improvements totalled $11 million.

Liquidity

SOURCES OF CAPITAL

At June 30, 2004 Husky’s total debt was $1,927 million, producing a ratio of total debt to total capital of 23 percent.

During the first six months of 2004, Husky increased its revolving syndicated credit facility from $830 million to $950 million and added another revolving bilateral credit facility of $50 million. There were no drawings under either the syndicated credit facility or $150 million in bilateral credit facilities at June 30, 2004.

At June 30, 2004 the maximum $250 million of net trade receivables had been sold under the Company’s securitization program.

Financial Ratios

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Cash flow — operating activities	$471	$521	$1,179	$1,417
— financing activities	$122	$3	$37	$(376)
— investing activities	$(550)	$(363)	$(1,144)	$(850)
Debt to capital employed (percent)			23.4	25.3
Debt to cash flow from operations (1) (times)			0.8	0.8
Corporate reinvestment ratio (1) (2)			1.1	0.6
Interest coverage ratio on long-term debt — excluding capital securities (1)
Earnings			12.5	14.0
Cash flow from operations			22.0	20.4
Interest coverage ratio on long-term debt — including capital securities (1)
Earnings			10.1	11.3
Cash flow from operations			17.9	16.5

(1)	Calculated for the twelve months ended for the periods shown.

(2)	Capital and investment expenditures divided by cash flow from operations.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

In the normal course of business Husky is obligated to make future payments. These obligations represent contracts and other commitments that are known and non-cancellable.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  19

Contractual Obligations

Payments due by period	Total	Six months of 2004	2005-2006	2007-2008	Thereafter
Long-term debt	$1,927	$43	$297	$148	$1,439
Capital securities	302	—	—	—	302
Operating leases	609	27	144	151	287
Firm transportation agreements	1,670	118	443	369	740
Unconditional purchase obligations	752	166	444	125	17
Lease rentals	442	23	93	93	233
Exploration work commitments	31	—	27	4	—
Engineering and construction commitments	474	189	285	—	—

	$6,207	$566	$1,733	$890	$3,018

Investment Canada Undertakings

In respect of the acquisition of Marathon Canada, Husky confirmed certain undertakings to the Minister Responsible for the Investment Canada Act. The undertakings included capital expenditures on the purchased and retained Marathon Canada lands amounting to $65 million, spending on community activities amounting to $1.35 million and environmental protection expenditures of $40 million, all to occur in 2004. At June 30, 2004 Husky had spent approximately $21 million on Marathon Canada lands, $27 million on environmental protection and $650,000 on community activities.

OFF BALANCE SHEET ARRANGEMENTS

Husky does not currently utilize any off balance sheet arrangements with unconsolidated entities to enhance liquidity and capital resource positions or for any other purpose.

Transactions with Related Parties

Husky, in the ordinary course of business, is party to a lease agreement with Western Canadian Place Ltd. The terms of the lease provide for the lease of office space, management services and operating costs at commercial rates. Western Canadian Place Ltd. is indirectly controlled by Husky’s principal shareholders. During the second quarter of 2004 the lease was extended from eight to 13 years. During the first six months of 2004 Husky paid approximately $9 million for office space in Western Canadian Place.

Financial and Derivative Instruments

Husky is exposed to market risks related to the volatility of commodity prices, foreign exchange rates and interest rates. Refer to the section “Business Environment”. Husky, from time to time, uses derivative instruments to manage its exposure to these risks.

COMMODITY PRICE RISK MANAGEMENT

Husky uses derivative commodity instruments to manage exposure to price volatility on a portion of its oil and gas production and firm commitments for the purchase or sale of crude oil and natural gas.

Natural Gas

Husky’s natural gas price risk management program for 2004 expired in April 2004. As a result of a corporate acquisition, Husky assumed a natural gas derivative contract for a notional 7.5 mmcf per day that matures at the end of 2005.

Crude Oil

At June 30, 2004 Husky had crude oil swap agreements in place to hedge 2004 production. The contracts were as follows:

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  20

Crude Oil Hedges

	Notional
	Volumes			Unrecognized
	(mbbls/day)	Term	Price	Gain/(Loss)
NYMEX fixed price	85	July to Dec. 2004	U.S. $27.46/bbl	$(196)

Power Consumption

At June 30, 2004 Husky had hedged power consumption as follows:

Power Consumption Hedges

	Notional
	Volumes			Unrecognized
	(MW)	Term	Price	Gain/(Loss)
Fixed price purchase	37.5	July to Dec. 2004	$46.72/MWh	$3

FOREIGN CURRENCY RISK MANAGEMENT

At June 30, 2004, the Company had the following cross currency debt swaps in place:

•	U.S. $150 million at 7.125 percent swapped at $1.45 to $218 million at 8.74 percent until November 15, 2006

•	U.S. $150 million at 6.250 percent swapped at $1.41 to $212 million at 7.41 percent until June 15, 2012

At June 30, 2004 the cost of a U.S. dollar in Canadian currency was $1.34.

In the second quarter of 2004, the cross currency swaps resulted in an offset to foreign exchange losses on translation of U.S. dollar denominated debt amounting to $9 million.

In addition, Husky engaged in U.S. dollar forward contracts, which resulted in realized losses totalling approximately $0.5 million in the second quarter of 2004.

INTEREST RATE RISK MANAGEMENT

In the second quarter of 2004, the interest rate risk management activities resulted in a decrease to interest expense of $5 million.

The cross currency debt swaps resulted in an addition to interest expense of $2 million in the second quarter of 2004.

Husky has interest rate swaps on $200 million of long-term debt effective February 8, 2002 whereby 6.95 percent was swapped for CDOR + 175 bps until July 14, 2009. During the second quarter of 2004 these swaps resulted in an offset to interest expense amounting to $1 million.

Husky has interest rate swaps on U.S. $200 million of long-term debt effective February 12, 2002 whereby 7.55 percent was swapped for an average U.S. LIBOR + 194 bps until November 15, 2011. During the second quarter of 2004 these swaps resulted in an offset to interest expense amounting to $3 million.

Husky has interest rate swaps on U.S. $300 million of long-term debt effective June 18, 2004 whereby 6.15 percent was swapped for an average U.S. LIBOR + 63 bps until June 15, 2019. During the second quarter these swaps resulted in an offset to interest expense amounting to $1 million.

The amortization of previous interest rate swap terminations resulted in an additional $2 million offset to interest expense in the second quarter of 2004.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  21

Outstanding Share Data

	Six months	Year ended
	ended June 30	December 31
(in thousands, except per share amounts)	2004	2003
Share price (1) High	$28.30	$23.95
Low	$22.73	$16.03
Close at end of period	$25.65	$23.47
Average daily trading volume	390	400
Weighted average number of common shares outstanding
Basic	423,062	419,543
Diluted	424,944	421,549
Number of common shares outstanding at end of period	423,576	422,176
Number of stock options outstanding at end of period	11,170	4,597
Number of warrants outstanding at end of period	41	159

(1)	Trading in the common shares of Husky Energy Inc. (“HSE”) commenced on the Toronto Stock Exchange on August 28, 2000. The Company is represented in the S&P/TSX Composite, S&P/TSX Canadian Energy Sector and in the S&P/TSX 60 indices.

Forward-looking Statements

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE ‘SAFE HARBOR’ PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking statements relating, but not limited, to Husky’s operations, anticipated financial performance, business prospects and strategies and which are based on Husky’s current expectations, estimates, projections and assumptions and were made by Husky in light of experience and perception of historical trends. Some of Husky’s forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “believes”, “projects”, “could”, “vision”, “goal”, “objective” and similar expressions. Husky’s business is subject to risks and uncertainties, some of which are similar to other energy companies and some of which are unique to Husky. All statements that address expectations or projections about the future, including statements about strategy for growth, expected expenditures, commodity prices, costs, schedules and production volumes, operating or financial results, are forward-looking statements.

The reader is cautioned not to place undue reliance on Husky’s forward-looking statements including forward-looking statements relating to oil and natural gas production rates in the section captioned “Production versus 2004 Forecast”. Husky’s actual results may differ materially from those expressed or implied by Husky’s forward-looking statements as a result of known and unknown risks, uncertainties and other factors. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond Husky’s control, that could influence actual results include, but are not limited to:

•	fluctuations in commodity prices

•	changes in general economic, market and business conditions

•	fluctuations in supply and demand for Husky’s products

•	fluctuations in the cost of borrowing

•	Husky’s use of derivative financial instruments to hedge exposure to changes in commodity prices and fluctuations in interest rates and foreign currency exchange rates

•	political and economic developments, expropriations, royalty and tax increases, retroactive tax claims and changes to import and export regulations and other foreign laws and policies in the countries in which Husky operates

•	Husky’s ability to receive timely regulatory approvals

•	the integrity and reliability of Husky’s capital assets

•	the cumulative impact of other resource development projects

•	the accuracy of Husky’s oil and gas reserve estimates, estimated production levels and Husky’s success at exploration and development drilling and related activities

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  22

•	the maintenance of satisfactory relationships with unions, employee associations and joint venturers

•	competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternate sources of energy

•	the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures

•	actions by governmental authorities, including changes in environmental and other regulations

•	the ability and willingness of parties with whom Husky has material relationships to fulfil their obligations

•	the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Husky or other parties whose operations or assets directly or indirectly affect Husky .

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  23

CONSOLIDATED BALANCE SHEETS

	June 30	December 31
(millions of dollars)	2004	2003
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$75	$3
Accounts receivable	569	618
Inventories	295	211
Prepaid expenses	54	33

	993	865
Property, plant and equipment — (full cost accounting) (notes 3, 4)	17,965	16,944
Less accumulated depletion, depreciation and amortization	6,662	6,095

	11,303	10,849
Goodwill	120	120
Other assets	123	112

	$12,539	$11,946

Liabilities and Shareholders’ Equity
Current liabilities
Bank operating loans	$—	$71
Accounts payable and accrued liabilities	1,105	1,126
Long-term debt due within one year (note 5)	67	259

	1,172	1,456
Long-term debt (note 5)	1,860	1,439
Other long-term liabilities (notes 3, 4)	515	519
Future income taxes (notes 4, 6)	2,678	2,621
Commitments and contingencies (note 7)
Shareholders’ equity
Capital securities and accrued return	309	298
Common shares (notes 3, 8)	3,502	3,457
Retained earnings	2,503	2,156

	6,314	5,911

	$12,539	$11,946

Common shares outstanding (millions) (note 8)	423.6	422.2

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2003 amounts as restated.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  24

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended June 30		Six months ended June 30
(millions of dollars, except per share amounts) (unaudited)	2004	2003	2004	2003
Sales and operating revenues, net of royalties	$2,306	$1,769	$4,392	$3,987
Costs and expenses
Cost of sales and operating expenses (notes 3, 4)	1,599	1,124	3,015	2,488
Selling and administration expenses (note 3)	59	31	85	58
Depletion, depreciation and amortization (notes 3, 4)	288	239	571	485
Interest — net (note 5)	10	20	20	41
Foreign exchange (note 5)	5	(72)	13	(172)
Other — net	2	2	4	2

	1,963	1,344	3,708	2,902

Earnings before income taxes	343	425	684	1,085

Income taxes (note 6)
Current	59	42	119	90
Future	45	(58)	63	146

	104	(16)	182	236

Net earnings	$239	$441	$502	$849

Earnings per share (note 9)
Basic	$0.54	$1.09	$1.14	$2.11
Diluted	$0.54	$1.09	$1.14	$2.10
Weighted average number of common shares outstanding (millions) (note 9)
Basic	423.4	418.5	423.1	418.4
Diluted	425.2	420.3	424.9	420.2

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Three months ended June 30		Six months ended June 30
(millions of dollars) (unaudited)	2004	2003	2004	2003
Beginning of period (note 4)	$2,325	$1,754	$2,156	$1,357
Net earnings	239	441	502	849
Dividends on common shares	(51)	(38)	(93)	(75)
Return and foreign exchange on capital securities (net of related taxes)	(10)	16	(18)	33
Stock-based compensation — retroactive adoption (note 3)	—	—	(44)	—
Asset retirement obligations — retroactive adoption (notes 3, 4)	—	—	—	9

End of period	$2,503	$2,173	$2,503	$2,173

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2003 amounts as restated.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  25

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30		Six months ended June 30
(millions of dollars) (unaudited)	2004	2003	2004	2003
Operating activities
Net earnings	$239	$441	$502	$849
Items not affecting cash
Accretion (notes 3, 4)	8	5	14	10
Depletion, depreciation and amortization (notes 3, 4)	288	239	571	485
Future income taxes	45	(58)	63	146
Foreign exchange	9	(86)	21	(202)
Other	(1)	(1)	—	(1)

Cash flow from operations	588	540	1,171	1,287
Settlement of asset retirement obligations	(7)	(2)	(13)	(8)
Change in non-cash working capital (note 10)	(110)	(17)	21	138

Cash flow — operating activities	471	521	1,179	1,417

Financing activities
Bank operating loans financing — net	(33)	—	(71)	—
Long-term debt issue	1,405	—	1,461	—
Long-term debt repayment	(1,194)	—	(1,267)	(140)
Return on capital securities payment	—	—	(13)	(15)
Debt issue costs	(5)	—	(5)	—
Proceeds from exercise of stock options	3	3	16	9
Proceeds from interest swaps monetization	—	44	—	44
Dividends on common shares	(51)	(38)	(93)	(75)
Change in non-cash working capital (note 10)	(3)	(6)	9	(199)

Cash flow — financing activities	122	3	37	(376)

Available for investing	593	524	1,216	1,041

Investing activities
Capital expenditures	(453)	(300)	(1,029)	(794)
Asset sales	14	42	14	49
Other	(14)	2	(12)	4
Change in non-cash working capital (note 10)	(97)	(107)	(117)	(109)

Cash flow — investing activities	(550)	(363)	(1,144)	(850)

Increase in cash and cash equivalents	43	161	72	191
Cash and cash equivalents at beginning of period	32	336	3	306

Cash and cash equivalents at end of period	$75	$497	$75	$497

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2003 amounts as restated.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2004 (unaudited)
Except where indicated and per share amounts, all dollar amounts are in millions.

Note 1 Segmented Financial Information

									Corporate and
	Upstream		Midstream				Refined Products		Eliminations (2)		Total
					Infrastructure and
			Upgrading		Marketing
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Three months ended June 30 (1)
Sales and operating revenues, net of royalties	$800	$760	$213	$256	$1,669	$1,205	$457	$352	$(833)	$(804)	$2,306	$1,769
Costs and expenses
Operating, cost of sales, selling and general	240	216	182	228	1,614	1,166	414	341	(790)	(794)	1,660	1,157
Depletion, depreciation and amortization	262	214	4	5	5	5	9	7	8	8	288	239
Interest — net	—	—	—	—	—	—	—	—	10	20	10	20
Foreign exchange	—	—	—	—	—	—	—	—	5	(72)	5	(72)

	502	430	186	233	1,619	1,171	423	348	(767)	(838)	1,963	1,344

Earnings (loss) before income taxes	298	330	27	23	50	34	34	4	(66)	34	343	425
Current income taxes	29	39	—	—	14	(4)	5	3	11	4	59	42
Future income taxes	65	(83)	8	(3)	2	15	8	(2)	(38)	15	45	(58)

Net earnings (loss)	$204	$374	$19	$26	$34	$23	$21	$3	$(39)	$15	$239	$441

Capital expenditures — Three months ended June 30	$416	$277	$18	$6	$4	$3	$14	$9	$6	$7	$458	$302

Six months ended June 30 (1)
Sales and operating revenues, net of royalties	$1,581	$1,724	$459	$532	$3,107	$2,637	$817	$736	$(1,572)	$(1,642)	$4,392	$3,987
Costs and expenses
Operating, cost of sales, selling and general	465	443	394	480	2,992	2,533	757	716	(1,504)	(1,624)	3,104	2,548
Depletion, depreciation and amortization	516	437	9	10	10	10	18	14	18	14	571	485
Interest — net	—	—	—	—	—	—	—	—	20	41	20	41
Foreign exchange	—	—	—	—	—	—	—	—	13	(172)	13	(172)

	981	880	403	490	3,002	2,543	775	730	(1,453)	(1,741)	3,708	2,902

Earnings (loss) before income taxes	600	844	56	42	105	94	42	6	(119)	99	684	1,085
Current income taxes	63	77	—	—	26	1	7	8	23	4	119	90
Future income taxes	97	84	14	4	8	33	9	(6)	(65)	31	63	146

Net earnings (loss)	$440	$683	$42	$38	$71	$60	$26	$4	$(77)	$64	$502	$849

Capital employed — As at June 30	$7,215	$6,187	$484	$468	$256	$440	$356	$405	$(70)	$395	$8,241	$7,895
Capital expenditures — Six months ended June 30	$972	$761	$26	$10	$7	$5	$24	$17	$11	$9	$1,040	$802
Total assets — As at June 30	$10,464	$8,590	$688	$656	$578	$946	$617	$610	$192	$584	$12,539	$11,386

(1)	2003 amounts as restated.

(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  27

Note 2 Significant Accounting Policies

The interim consolidated financial statements of Husky Energy Inc. (“Husky” or “the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2003. Certain prior years’ amounts have been reclassified to conform with current presentation.

Note 3 Change in Accounting Policies

a) Asset Retirement Obligations

Effective January 1, 2004 the Company retroactively adopted the Canadian Institute of Chartered Accountants (“CICA”) section 3110, “Asset Retirement Obligations”. The new recommendations require that the recognition of the fair value of obligations associated with the retirement of tangible long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. Note 4 discloses the impact of the adoption of CICA section 3110 on the financial statements.

b) Stock-based Compensation

Effective January 1, 2004 the Company adopted the recommendations of CICA section 3870, “Stock-based Compensation and Other Stock-based Payments”, retroactively without restatement of prior periods. The recommendations require the Company to record a compensation expense over the vesting period based on the fair value of options granted to employees and directors. Stock compensation expense is included in selling and administration expenses. This change resulted in a decrease to retained earnings of $44 million, an increase to contributed surplus of $21 million and an increase to share capital of $23 million.

Effective June 1, 2004 the Company amended its stock option plan to a tandem plan that provides the stock option holder with the right to exercise the stock option or surrender the option for a cash payment. The change resulted in an increase to current liabilities of $34 million, a decrease to contributed surplus of $16 million and an increase to compensation expense of $18 million. A liability for expected cash settlements is accrued over the vesting period of the stock options based on the difference between the exercise price of the stock options and the market price of the Company’s common shares. The liability is revalued to reflect changes in the market price of the Company’s common shares and the net change is recognized in earnings. When stock options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When stock options are exercised for common shares, consideration paid by the stock option holders and the previously recognized liability associated with the stock options are recorded as share capital.

c) Property, Plant and Equipment — Oil and Gas

Effective January 1, 2004 the Company adopted Accounting Guideline 16, “Oil and Gas Accounting — Full Cost” (“AcG-16”), which replaces Accounting Guideline 5, “Full Cost Accounting in the Oil and Gas Industry”. AcG-16 modifies how the ceiling test is performed and is consistent with CICA section 3063, “Impairment of Long-lived Assets”. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre’s use and eventual disposition. If the

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  28

carrying value is unrecoverable the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk free rate. The adoption of AcG-16 had no effect on the Company’s financial results.

d) Impairment of Long-lived Assets

Effective January 1, 2004 the Company adopted CICA section 3063, “Impairment of Long-lived Assets”, which had no effect on the consolidated financial statements.

e) Hedging Relationships

Effective January 1, 2004 the Company adopted Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), that establishes standards for the documentation and effectiveness testing of hedging activities. The adoption of AcG-13 had no effect on the Company’s financial results.

f) Reclassification

Effective January 1, 2004 the Company adopted CICA section 1100, “Generally Accepted Accounting Principles”. Upon adoption, certain transportation costs that were previously netted against revenue are now being recorded as cost of sales. This change has been adopted prospectively.

Note 4 Asset Retirement Obligations

The Company retroactively adopted the new recommendations on the recognition of the obligations to retire long-lived tangible assets. The change was effective January 1, 2004 and the revision was applied retroactively. The impact was as follows:

Consolidated Balance Sheet — As at December 31, 2003

	As Reported	Change	As Restated
Assets
Net property, plant and equipment	$10,685	$164	$10,849
Liabilities and shareholders’ equity
Other long-term liabilities	390	129	519
Future income taxes	2,608	13	2,621
Retained earnings	2,134	22	2,156

Consolidated Statement of Earnings — Six months ended June 30, 2003

	As Reported	Change	As Restated
Depletion, depreciation and amortization	$511	$(26)	$485
Accretion (1)	—	10	10
Net earnings	833	16	849

(1)	Included in cost of sales and operating expenses.

At June 30, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations was $2.3 billion. These obligations will be settled based on the useful lives of the underlying assets, which currently extend up to 30 years into the future. This amount has been discounted using a risk-free interest rate of 6.4 percent. The impact on previous periods is disclosed in note 20 of the Company’s annual report for the year ended December 31, 2003.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  29

Changes to asset retirement obligations were as follows:

Six months ended June 30, 2004
Asset retirement obligations at beginning of period	$432
Liabilities incurred during period	11
Liabilities settled during period	(13)
Accretion	14

Asset retirement obligations at June 30	$444

Note 5 Long-term Debt

		June 30	Dec. 31	June 30	Dec. 31
	Maturity	2004	2003	2004	2003
		Cdn. $ Amount		U.S. $ Amount
Long-term debt
6.25% notes	2012	$536	$517	$400	$400
6.15% notes	2019	402	—	300	—
7.125% notes	2006	201	194	150	150
7.55% debentures	2016	268	258	200	200
8.45% senior secured bonds	2004-12	180	188	134	145
Private placement notes	2004-5	40	41	30	32
Medium-term notes	2007-9	300	500	—	—

Total long-term debt		1,927	1,698	$1,214	$927

Amount due within one year		(67)	(259)

		$1,860	$1,439

During the first six months of 2004, Husky increased its revolving syndicated credit facility from $830 million to $950 million and added another revolving bilateral credit facility of $50 million. At June 30, 2004, the Company did not have any borrowings under its $950 million revolving syndicated credit facility or its $150 million revolving bilateral credit facilities. Interest rates under the revolving syndicated credit facility vary based on Canadian prime, Bankers’ Acceptance, U.S. LIBOR or U.S. base rate, depending on the borrowing option selected, credit ratings assigned by certain rating agencies to the Company’s senior unsecured debt and whether the facility is revolving or non-revolving. The $150 million revolving bilateral credit facilities have substantially the same terms as the revolving syndicated credit facility.

On June 18, 2004 the Company issued U.S. $300 million of 6.15 percent notes due June 15, 2019, the second offering by Husky under a base shelf prospectus dated June 6, 2002 filed with securities regulatory authorities in Canada and the United States. The notes are redeemable at the option of the Company at any time, subject to a make whole provision. Interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of Husky’s other unsecured and unsubordinated indebtedness. Net proceeds from the issue were used to repay bank indebtedness.

Interest — net consisted of:

	Three months		Six months
	ended June 30		ended June 30
	2004	2003	2004	2003
Long-term debt	$28	$34	$54	$66
Short-term debt	1	1	2	1

	29	35	56	67
Amount capitalized	(18)	(13)	(35)	(22)

	11	22	21	45
Interest income	(1)	(2)	(1)	(4)

	$10	$20	$20	$41

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  30

Foreign exchange consisted of:

	Three months		Six months
	ended June 30		ended June 30
	2004	2003	2004	2003
Loss (gain) on translation of U.S. dollar denominated long-term debt	$18	$(126)	$35	$(250)
Cross currency swaps	(9)	40	(14)	48
Other losses (gains)	(4)	14	(8)	30

	$5	$(72)	$13	$(172)

Note 6 Income Taxes

On May 11, 2004, Bill 27 — Alberta Corporate Tax Amendment Act, 2004 received royal assent in the Alberta Legislative Assembly. As a result, a non-recurring benefit of $40 million was recorded in the first six months of 2004. Also during the first six months of 2004, a $13 million tax benefit related to the change in the Company’s stock option plan and other tax benefits was recognized. Income tax expense for the first six months of 2003 included a non-recurring adjustment to future income taxes of $20 million resulting from a change in the Alberta corporate income tax rate. Additionally, Bill C-48 amended the Income Tax Act (natural resources) and resulted in a non-recurring tax benefit of $141 million. The resource tax changes included a change in the federal tax rate, deductibility of crown royalties and elimination of the resource allowance, to be phased in over a five-year period.

Note 7 Commitments and Contingencies

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Note 8 Share Capital

The Company’s authorized share capital consists of an unlimited number of no par value common and preferred shares.

Common Shares

Changes to issued common shares were as follows:

	Six months ended June 30
	2004		2003
	Number of		Number of
	Shares	Amount	Shares	Amount
Balance at beginning of period	422,175,742	$3,457	417,873,601	$3,406
Stock-based compensation — adoption	—	23	—	—
Exercised — options and warrants	1,399,967	22	927,082	9

Balance at June 30	423,575,709	$3,502	418,800,683	$3,415

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  31

Stock Options

A summary of the status of the Company’s stock option plan is presented below:

	Six months ended June 30
	2004		2003
	Number of	Weighted	Number of	Weighted
	Options	Average	Options	Average
	(thousands)	Exercise Prices	(thousands)	Exercise Prices
Outstanding, beginning of period	4,597	$13.88	7,920	$13.91
Granted	7,988	$24.90	326	$16.85
Exercised for common shares	(1,189)	$13.11	(705)	$13.74
Surrendered for cash settlement	(167)	$13.21	—	$—
Forfeited	(59)	$20.46	(70)	$14.52

Outstanding, June 30	11,170	$21.82	7,471	$14.05

Options exercisable at June 30	2,497	$13.10	4,314	$13.81

At June 30, 2004, the options outstanding had exercise prices ranging from $10.34 to $27.69 with a weighted average contractual life of 4.1 years.

Stock-based Compensation

Beginning January 1, 2004, stock compensation is being recognized in earnings and included in selling and administration expenses. As described in note 3 b), on June 1, 2004 the Company modified its stock option plan to a tandem plan that provides the stock option holder with the right to exercise the option or surrender the option for a cash payment.

Prior to modification, the fair values of all common share options granted were estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used to determine the fair values prior to June 1, 2004 were:

	Three months		Six months
	ended June 30		ended June 30
	2004	2003 (1)	2004	2003 (1)
Weighted average fair market value per option	$6.03	$3.59	$5.67	$3.76
Risk-free interest rate (percent)	3.5	3.9	3.1	3.9
Volatility (percent)	22	23	21	24
Expected life (years)	5	5	5	5
Expected annual dividend per share	$0.48	$0.36	$0.44	$0.36

(1)	Options granted prior to September 3, 2003 were revalued as a result of the special $1.00 per share dividend paid in 2003.

If the Company had applied the fair value based method retroactively with restatement of prior periods for all options granted, in the first six months of 2003 the Company’s net earnings available to common shareholders would have decreased by $7 million for stock compensation. Basic earnings per share would have decreased from $2.11 to $2.09 and diluted earnings per share would have decreased from $2.10 to $2.08.

Contributed Surplus

Changes to contributed surplus were as follows:

	Three months		Six months
	ended June 30		ended June 30
	2004	2003	2004	2003
Balance at beginning of period	$16	$—	$—	$—
Stock-based compensation — adoption	—	—	21	—
Stock-based compensation cost	1	—	1	—
Stock options exercised	(1)	—	(6)	—
Modification of stock option plan — June 1, 2004	(16)	—	(16)	—

Balance at June 30	$—	$—	$—	$—

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  32

Note 9 Earnings per Common Share

	Three months		Six months
	ended June 30		ended June 30
	2004	2003	2004	2003
Net earnings	$239	$441	$502	$849
Return and foreign exchange on capital securities (net of related taxes)	(10)	16	(18)	32

Net earnings available to common shareholders	$229	$457	$484	$881

Weighted average number of common shares outstanding
— Basic (millions)	423.4	418.5	423.1	418.4
Effect of dilutive stock options and warrants	1.8	1.8	1.8	1.8

Weighted average number of common shares outstanding
— Diluted (millions)	425.2	420.3	424.9	420.2

Earnings per share
— Basic	$0.54	$1.09	$1.14	$2.11
— Diluted	$0.54	$1.09	$1.14	$2.10

Note 10 Cash Flows — Change in Non-cash Working Capital

	Three months		Six months
	ended June 30		ended June 30
	2004	2003	2004	2003
a) Change in non-cash working capital was as follows:
Decrease (increase) in non-cash working capital
Accounts receivable	$74	$58	$49	$(293)
Inventories	(59)	(23)	(84)	(10)
Prepaid expenses	(22)	(13)	(16)	(7)
Accounts payable and accrued liabilities	(203)	(152)	(36)	140

Change in non-cash working capital	(210)	(130)	(87)	(170)
Relating to:
Financing activities	(3)	(6)	9	(199)
Investing activities	(97)	(107)	(117)	(109)

Operating activities	$(110)	$(17)	$21	$138

b) Other cash flow information:
Cash taxes paid	$101	$49	$152	$65
Cash interest paid	$43	$45	$59	$68

Note 11 Financial Instruments and Risk Management

Unrecognized gains (losses) on derivative instruments were as follows:

	June 30	Dec. 31
	2004	2003
Commodity price risk management
Natural gas	$(15)	$(8)
Crude oil	(196)	(109)
Power consumption	3	2
Interest rate risk management
Interest rate swaps	22	31
Foreign currency risk management
Foreign exchange contracts	(22)	(19)
Foreign exchange forwards	10	15

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  33

Commodity Price Risk Management

Natural Gas

During the first six months of 2004 the impact of the 2004 natural gas hedge program was a gain of $8 million.

At June 30, 2004 the Company had hedged 7.5 mmcf of natural gas per day at NYMEX for July to December 2004 and January to December 2005 at an average price of U.S. $1.92 per mcf. During the first six months of 2004 the impact was a loss of $4 million.

Crude Oil

At June 30, 2004 the Company had hedged crude oil averaging 85,000 bbls per day from July to December 2004 at an average fixed WTI price of U.S. $27.46 per bbl. The impact of the hedge program during the first six months of 2004 was a loss of $193 million.

Power Consumption

At June 30, 2004 the Company had hedged power consumption of 165,600 MWh from July to December 2004 at an average fixed price of $46.72 per MWh. The impact of the hedge program during the first six months of 2004 was a gain of $1 million.

Natural Gas Contracts

At June 30, 2004 the unrecognized gains (losses) on external offsetting physical purchase and sale natural gas contracts were as follows:

	Volumes	Unrecognized
	(mmcf)	Gain (Loss)
Physical purchase contracts	23,350	$3
Physical sale contracts	(23,350)	$(1)

Interest Rate Risk Management

The Company has interest rate swap arrangements whereby the fixed interest rate coupon on certain debt was swapped to floating rates with the following terms as at June 30, 2004:

	Swap	Swap	Swap Rate
Debt	Amount	Maturity	(percent)
6.95% medium-term notes	$200	July 14, 2009	CDOR + 175 bps
7.55% debentures	U.S. $200	November 15, 2011	U.S. LIBOR + 194 bps
6.15% notes	U.S. $300	June 15, 2019	U.S. LIBOR + 63 bps

During the first six months of 2004 the Company realized a gain of $9 million from interest rate risk management activities.

Foreign Currency Risk Management

At June 30, 2004 the Company had the following cross currency debt swaps:

	Swap	Canadian	Swap	Interest
Debt	Amount	Equivalent	Maturity	Rate
7.125% notes	U.S. $150	$218	November 15, 2006	8.74%
6.25% notes	U.S. $150	$212	June 15, 2012	7.41%

During the first six months of 2004 the Company realized an $11 million gain from all foreign currency risk management activities.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  34

Sale of Accounts Receivable

In November 2003, the Company established a securitization program to sell, on a revolving basis, up to $250 million of accounts receivable to a third party. As at June 30, 2004, $250 million in outstanding accounts receivable had been sold under the program. The agreement includes a program fee based on Canadian commercial paper rates.

Note 12 Subsequent Event

The Company announced that it had acquired all of the issued and outstanding shares of Temple Exploration Inc., for total cash consideration of $101.5 million, effective July 15, 2004. In addition, the Company will assume a working capital deficiency of $13.5 million.

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  35

Terms and Abbreviations

bbls	barrels
bps	basis points
mbbls	thousand barrels
mbbls/day	thousand barrels per day
mmbbls	million barrels
mcf	thousand cubic feet
mmcf	million cubic feet
mmcf/day	million cubic feet per day
bcf	billion cubic feet
tcf	trillion cubic feet
boe	barrels of oil equivalent
mboe	thousand barrels of oil equivalent
mboe/day	thousand barrels of oil equivalent per day
mmboe	million barrels of oil equivalent
mcfge	thousand cubic feet of gas equivalent
GJ	gigajoule
mmbtu	million British Thermal Units
mmlt	million long tons
MW	megawatt
MWh	megawatt hour
NGL	natural gas liquids
WTI	West Texas Intermediate
NYMEX	New York Mercantile Exchange
NIT	NOVA Inventory Transfer (1)
LIBOR	London Interbank Offered Rate
CDOR	Certificate of Deposit Offered Rate
SEDAR	System for Electronic Document Analysis and Retrieval
FPSO	Floating production, storage and offloading vessel
OPEC	Organization of Petroleum Exporting Countries
Capital Employed	Short- and long-term debt and shareholders’ equity
Capital Expenditures	Includes capitalized administrative expenses and capitalized interest but does not include proceeds or other assets
Cash Flow from Operations	Earnings from operations plus non-cash charges before change in non-cash working capital
Equity	Capital securities and accrued return, shares and retained earnings
Total Debt	Long-term debt including current portion and bank operating loans
hectare	1 hectare is equal to 2.47 acres
wildcat well	Exploratory well drilled in an area where no production exists
feedstock	Raw materials which are processed into petroleum products

(1)	NOVA Inventory Transfer is an exchange or transfer of title of gas that has been received into the NOVA pipeline system but not yet delivered to a connecting pipeline.

Natural gas converted on the basis that six mcf equals one barrel of oil.

In this report, the terms “Husky Energy Inc.”, “Husky” or “the Company” mean Husky Energy Inc. and its subsidiaries and partnership interests on a consolidated basis.

Husky Energy will host a conference call for analysts and investors on Thursday, July 22, 2004 at 4:15 p.m. Eastern time to discuss Husky’s second quarter results.

To participate, please dial 1 (800) 291-5032 beginning at 4:05 p.m. Eastern time. Media are invited to participate in the call on a listen-only basis by dialing 1 (800) 289-6406 beginning at 4:05 p.m. Eastern time.

Those who are unable to listen to the call live may listen to a recording of the call by dialing 1 (800) 558-5253 one hour after the completion of the call, approximately 6:15 p.m. Eastern time, then dialing reservation number 21200086. The PostView will be available until Sunday, August 22, 2004.

For further information, please contact:

Investor Relations	Investor Relations
Mr. Don Campbell	Mr. Colin Luciuk
Manager, Communications, Investor	Manager, Investor Relations
Relations and Government Affairs	Husky Energy Inc.
Husky Energy Inc.	Tel: (403) 750-4938
Tel: (403) 298-6153

707 - 8th Avenue S.W., Box 6525, Station D, Calgary, Alberta, Canada T2P 3G7
Telephone: (403) 298-6111 Facsimile: (403) 298-6515
Website: www.huskyenergy.ca     e-mail: Investor.Relations@huskyenergy.ca

2004 HUSKY ENERGY INC. – SECOND QUARTER RESULTS  36